July 11, 2013

Cynthia T. Mazareas

+1 617 526 6393 (t)

+1 617 526 5000 (f)

cynthia.mazareas@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

Re:	Agios Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 10, 2013, as amended by Amendment No. 1 filed June 24, 2013
File No. 333-189216

Ladies and Gentlemen:

On behalf of Agios Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to the comment contained in the letter dated July 9, 2013 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David P. Schenkein, the Company’s Chief Executive Officer. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the response reference the applicable pages of Amendment No. 2.

1.	In the third paragraph on page 2 and elsewhere you explain that your use of biomarkers to target patient populations which you also identify as personalized or precision medicine is different from conventional drug development. Please eliminate this comparison here and elsewhere throughout the prospectus as many biotech companies currently developing new drugs in your area employ similar techniques. The comparison to older methods of drug development is not really relevant considering the area in which you are operating. Similarly, the disclosure in the last sentence of the second paragraph on page 2 and

Securities and Exchange Commission

July 11, 2013

elsewhere throughout the prospectus suggests that your methods lead to a greater chance of clear proof of concept and accelerated development. Again, as many other biotech companies operating in your area employ similar drug development methods you should eliminate the last sentence in the second paragraph on page 2 and similar disclosure elsewhere throughout the prospectus. The disclosures mentioned above may suggest to the reader a stronger competitive advantage than actually exists.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 68, 70, 73 and 74 of Amendment No. 2.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6393 or electronically at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	David P. Schenkein, M.D.
Glenn Goddard